Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Medi

Mittal Steel London/Rotterdam

Speaker key

P	Presenter
AM	Lakshmi Mittal
AL	Aditya Mittal
UM	Unidentified Male Speakers

Time-code	Speaker	Speech
10:00:00		[Music]
10:00:06	P

On May 9th Mittal Steel announced that it initiated contact with the Chairman of Arcelor’s Board of Directors, Mr Joseph Kinsch, with a view to discussing the terms of an offer that could be recommended by Arcelor’s Board of Directors.

[Music]
	P	Following the announcement Mittal Steel held a press conference at the Lanesborough Hotel, London.
10:00:27	LM

Good morning, ladies and gentlemen. We have called this press conference because there have been some important developments in our proposal to combine Mittal Steel and Arcelor. Over the past two weeks we have made various offers to initiate a dialogue with Arcelor in the hope this might lead to a meeting. In our correspondence we have

10:00:47	LM

indicated to them that we would be willing to make changes to our corporate governance and amend our offer in the event of a recommended deal. Let me outline briefly some of the improvements we propose in the context of a recommended offer. We suggested enlarging the Mittal Steel board to 14 members with Mittal Steel and Arcelor equally represented

10:01:12	LM

with six members each, plus two further independent directors. We proposed a management board of six people with Mittal Steel and Arcelor equally represented. We proposed moving to a one share, one vote principle with long-term shareholders being rewarded with an enhanced vote. We also said that in the context of a recommended transaction

10:01:39	LM

Mittal Steel would be prepared to revise the value of its offer. I should stress that we have not changed our view on the underlying value of Arcelor and believe our current offer, which values Arcelor at over 50% premium to its pre-offer price, is very fair. Arcelor is now taking the position that it does not have enough information to meet with us. We are

10:02:05	LM

surprised because we believe that the level of disclosure and information that we have here, including the 100 page plus industrial plan and... that we have shared with them is absolutely 100%. We are now focused on our offer opening and sending out the prospectus to shareholders. We remain very confident as to the strategic and financial appeal of our

10:02:30	LM	offer and are resolute in our intention to see this through to a successful completion.
[Music]
	P	Immediately following the London press conference Mittal Steel executives travelled to Rotterdam for the company’s Annual General Meeting of shareholders.
[Music]
10:02:53	P

Following the AGM, senior Mittal Steel executives again responded to questions from the international media regarding Mittal Steel’s willingness to amend the company’s offer for Arcelor in light of a recommended offer.

10:03:05	LM

We have said all the time, from the beginning of our... since the launch of our offer, that we want to have a friendly discussions [sic] with the company to have a very satisfactory conclusion for the shareholders.

	P	The questions from the press also focused around Mittal Steel’s proposed improvements and the value of its offer.
10:03:24	LM

The value which we have offered to Arcelor is already very attractive and it has already created a lot of value. In case of a recommended offer we said that there could be some value improvement but it does not change our assumption that the offer that we have made is very attractive. We have shown a lot of flexibility in our proposal, we have said we are ready to

10:03:46	LM

make changes in the corporate governance in terms of voting rights and in terms of board management, in terms of management of the company. We have also said we are ready to attach some value change in case of a recommended transfer.

10:04:02	AL

Our shares have appreciated and the, the share offering that we are providing to our stock is worth much more. So if you tender for old stock you actually get much more value than if you tender for the cash portion of the offer. So the shareholders have already spoken; they like our stock and our stock has moved up and, and... the values in our stock not in the cash.

10:04:23	UM

Our deal at ISG was one half cash and one half stock and, unlike Arcelor management, I would not have agreed to the deal if it were all cash because I believe that the future value to be created is quite substantial. So it was very important to me to have a significant portion of it in shares and, in any event, I believe that that is a decision that the Arcelor

10:04:52	UM	shareholders should make, not the management who basically have no shares.
LM

We have proposed to Arcelor, Arcelor that in case of a recommended transaction, we will have one to one voting share – one share, one vote, similar to class A shares. And we will also award the long-term shareholders, those shares who

10:05:18	LM	will... Shareholders who will be holding the shares for a period of more than two years will have enhanced voting rights.
	P	Other questions centred around Mittal Steel’s Board of Directors’ decision to recommend the election of Mr Francois Pinault as an independent non-executive director.
10:05:37	LM

We have said before that Mittal Steel will like to enlarge our board and it will represent different countries where we have the business. So Mr Pinault is a French industrialist and very renowned businessman and he brings in French perspective and, plus, he has a lot of experience in running large businesses and he will bring his experience and his vision to

10:06:02	LM	the board’s benefit. Thank you very much and thank you for your support and look forward to talking to you soon. Thank you.
[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.